

July 1, 2021

Michael Fleisher
Chief Financial Officer
Wayfair Inc.
4 Copley Place
Boston, MA 02116

> **Re: Wayfair Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **Form 8-K Furnished February 25, 2021**
> **File No. 001-36666**

Dear Mr. Fleisher:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis
Key Financial and Operating Metrics, page 37

1.   We note you include your non-GAAP measure of "Free Cash Flow" within your listing of key financial and operating metrics, here and within your earnings release furnished on Form 8-K, without providing similar presentation of the comparable GAAP measure. When presenting non-GAAP measures, please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures ("C&DI´s").

<u>Form 8-K Furnished February 25, 2021</u>

<u>Exhibit 99.1, page 1</u>

2.   We note the following in regards to your presentation of non-GAAP financial measures in both the fourth quarter and full year "Highlights" sections of your earnings release:
- Presentation of "Adjusted EBITDA margin" without providing similar presentation of the comparable GAAP measure;
- Presentation of "Non-GAAP Free Cash Flow" without presenting the most directly comparable GAAP measure with equal or greater prominence.

Please revise your presentation in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures ("C&DI´s").

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services